Exhibit 4.6

DESCRIPTION OF SECURITIES

The following description summarizes certain important terms of the securities of Comera Life Sciences Holdings, Inc. (the “Company”) as of March 17, 2023, and is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), Certificate of Designation of the Series A Convertible Perpetual Preferred Stock (the “Certificate of Designation”), Amended and Restated Bylaws (the “Bylaws”) the OTR Warrant Agreement, dated November 17, 2020 (the “OTR Warrant Agreement”) by and between OTR Acquisition Corp. (“OTR”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and the Assignment, Assumption and Amendment to the OTR Warrant Agreement among OTR, the Company and the Warrant Agent (together with the OTR Warrant Agreement, the “Warrant Agreement”). The following discussion is a summary of the Charter, Certificate of Designation, Bylaws and the Warrant Agreement, and is qualified by reference to the actual documents which are exhibits to the Annual Report on Form 10-K for the year ended December 31, 2022 (the “Report”). You are urged to read each of these documents in its entirety for a complete description of the Company’s securities.

As of March 17, 2023, the Company has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.0001 per share (the “Common Stock”), and public warrants to purchase shares of Common Stock (the “Public Warrants”).

Capital Stock

General

The authorized capital stock of the Company consists of 150 million shares of Common Stock and 1 million shares of preferred stock, par value of $0.0001 per share (the “Preferred Stock”). The Board has designated 4,305 shares of Preferred Stock as Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”).

Common Stock

Voting

Holders of the Company’s Common Stock of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the Company’s Common Stock will vote together as a single class on all matters submitted to a vote of stockholders, except as required by law. Unless specified in the Charter or Bylaws, or as required by applicable law or applicable stock exchange rules, the affirmative vote of a majority of the shares of Common Stock that are voted is required to approve any such matter voted on by the Company’s stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Holders of the Company’s Common Stock will not be entitled to vote on any amendment to the Charter (including any preferred stock designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of that affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other series of Preferred Stock, to vote thereon by law or pursuant to the Charter (including any preferred stock designation). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the thenoutstanding shares of capital stock entitled to vote thereon, without a separate class vote of the holders of Common Stock.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the Company’s stockholders are entitled to receive ratable dividends when, as and if declared by its board of directors (the “Board”) out of funds legally available therefor.

Liquidation Rights

Upon the Company’s liquidation, dissolution, sale or winding up, holders of the Company’s Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights.

Conversion

The Company’s Common Stock is not convertible into any other shares of its capital stock.

Transfer Restrictions

In connection with the closing of a business combination pursuant to that certain Business Combination Agreement, dated January 31, 2022 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Transaction”), by and among us, OTR, CLS Sub Merger 1 Corp., CLS Sub Merger 2 Corp. and Comera Life Sciences, Inc., the Company entered into a registration rights and lock-up agreement (the “Registration Rights and Lock-Up Agreement”) with certain stockholders with respect to the shares of Common Stock they received in the Transaction. Pursuant to the Registration Rights and Lock-Up Agreement, the Company filed a resale shelf registration statement on behalf of such stockholders. The Registration Rights and Lock-Up Agreement also provides certain demand registration rights and piggyback registration rights to these stockholders, subject to underwriter cutbacks and issuer blackout periods. The Company also agreed to pay certain fees and expenses relating to registrations under the Registration Rights and Lock-Up Agreement.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides for the Common Stock held by the signatories to be locked-up until the earlier of (i) May 19, 2023 and (ii) the date on which the sale price of the Company’s Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing 150 days after May 19, 2022.

Preferred Stock

The Board is authorized, subject to any limitations prescribed by law, to provide by resolution for the issuance of authorized and unissued shares of Preferred Stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, referred to as a “preferred stock designation,” to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights, including voting rights and rights upon the Company’s liquidation, of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of Preferred Stock then outstanding) by the Board, without a separate class vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation. Except as otherwise provided in any preferred stock designation: (a) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or Preferred Stock, or any series thereof, and (b) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the shares of Common Stock, existing series of Preferred Stock or any future class or series of Preferred Stock or Common Stock.

Series A Convertible Perpetual Preferred Stock

Ranking

The Series A Preferred Stock is senior to the Common Stock and no other classes of Preferred Stock have been designated.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock will be entitled to receive, out of the Company’s assets available for distribution to the Company’s stockholders, before any distribution to the holders of any other securities, an amount per share equal to $1,000 per share (as may be adjusted for stock splits, dilutive issuances and the like, the “Series A Original Purchase Price”) plus the aggregate amount of dividends then accrued on such share of Series A Preferred Stock. If there are insufficient assets to make such distribution, then such distribution will be made ratably among the holders of outstanding shares of Series A Preferred Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive.

Merger or Sale Resulting in a Change of Control

In the event of a merger or consolidation as a result of which 50% or more of the equity interest or voting power (or similar equity interest) of the surviving entity is held by persons other than holders of 50% or more of the equity interests or voting power (or similar equity interest) of the Company prior to the merger or consolidation, the holders of Series A Preferred Stock will be entitled to receive, out of the aggregate consideration to which the holders of all capital stock of the Corporation are entitled to receive in connection with the merger or consolidation, before any distribution to the holders of any other securities of the Company, an amount per share equal to the Series A Original Purchase Price. If there is insufficient consideration to make such distribution, then such distribution will be made ratably among the holders of outstanding shares of Series A Preferred Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive.

Sale of Assets

In the event of any sale, lease or exchange of all or substantially all of the property and assets of the Corporation, including its goodwill and its corporate franchises, the holders of outstanding shares of Series A Preferred Stock will be entitled to be paid, out of the aggregate consideration payable to the Company (the “Qualifying Sale Consideration”), prior and in preference to the payment, out of the Qualifying Sale Consideration, to holders of any other currently-outstanding capital stock, consideration in an amount per share equal to the Series A Original Purchase Price. If the Qualifying Sale Consideration is insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled to receive, then the entire Qualifying Sale Consideration will be distributed ratably among the holders of outstanding shares of Series A Preferred Stock in proportion to the full preferential amount to which each such holder is otherwise entitled to receive.

Voting Rights

Holders of Series A Preferred Stock, as such, are entitled to cast the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock could be converted, but not more than 19.99% of the total voting power of the Company’s Common Stock.

Preferential Dividends

The holders of Series A Preferred Stock are entitled to receive, out of assets of the Company legally available therefor, prior and in preference to the declaration or payment of any dividend on any other currently-outstanding capital stock, dividends when, as and if declared by the Board, payable quarterly on January 1, April 1, July 1 and October 1 of each calendar year (or, if such date is not a business day, on the first business day following such date) (each date a “Series A Quarterly Dividend Payment Date”), commencing on and including July 1, 2022, to be paid in cash at a rate of 8.0% per annum on the Series A Original Purchase Price for the first six Series A Quarterly Dividend Payment Dates, and such Series A Dividend Rate will increase by 2% per annum from and after each successive Series A Quarterly Dividend Payment Date, up to a maximum of 18%.

Optional Right to Convert

Each outstanding share of Series A Preferred Stock may be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Purchase Price by $12.56 (as may be adjusted for stock splits, dilutive issuances and the like, the “Series A Conversion Price”) at any time by the holder; provided, however, in no event will outstanding shares of Series A Preferred Stock be converted into more than 19.99% of the outstanding shares of Common Stock.

In order to convert Series A Preferred Stock into shares of Common Stock, a holder must give notice to the Company and surrender the original certificate or certificates therefor. Thereupon, the Company will, as soon as practicable, and in no event later than three trading days afterwards, issue and deliver to such holder of Series A Preferred Stock, or the nominee or nominees of such holder, a certificate or certificates representing the number of whole shares of Common Stock to which such holder will be entitled. The conversion will be deemed to have been made, and the resulting shares of Common Stock will be deemed to have been issued, immediately prior to the close of business on the date of such notice and tender of the shares of Series A Preferred Stock.

Subject to certain protective provisions described under the heading “Protective Provisions” below, in the event that, at any time or from time to time after the Company first issues the Series A Preferred Stock: (1) a record date is fixed for the effectuation of a split or subdivision of outstanding shares of Common Stock, then, as of such record date, the Series A Conversion Price will be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock will be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding; (2) a record date is fixed for the effectuation of a combination of outstanding shares of Common Stock, then, as of such record date, the Series A Conversion Price will be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock will be decreased in proportion to such decrease in outstanding shares of Common Stock; and (3) there will be a reclassification or recapitalization of outstanding shares of the Company’s Common Stock (other than a split or subdivision provided for above, a liquidation, dissolution or winding up, certain qualifying mergers sales), provision will be made so that the holders of Series A Preferred Stock will thereafter be entitled to receive upon conversion of Series A Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of shares of Common Stock deliverable upon conversion would have been entitled on such reclassification or recapitalization, and appropriate adjustment will be made with respect to the rights of the holders of Series A Preferred Stock after the reclassification or recapitalization to the end that the foregoing will be applicable after that event as nearly equivalently as may be practicable.

Reservation of Stock Issuable Upon Conversion

The Company will at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of outstanding shares of Series A Preferred Stock, such number of shares of Common Stock as will from time to time be sufficient to effect the conversion of three hundred percent (300%) of all shares of Series A Preferred Stock then outstanding.

Protective Provisions

The Company will not, directly or indirectly, by amendment, merger, consolidation or otherwise, without (in addition to any other vote required by the Charter or applicable law) the prior vote or consent of the holders of at least 90% of the then-outstanding shares of Series A Preferred Stock, voting or consenting separately as a single class: (1) amend, alter or repeal any provision of the Charter or the preferred stock designation with respect to the Series A Preferred Stock, if such action would adversely alter the powers, preferences, or special rights of the Series A Preferred Stock; (2) create, or authorize the creation of, or issue any series of Preferred Stock, or reclassify any class or series of capital stock into any series of Preferred Stock; (3) purchase or redeem, or permit any subsidiary to purchase or redeem, any shares of stock junior to the Series A Preferred Stock other than repurchases of shares of such capital stock from former directors, officers, employees, consultants or other persons performing services for the Company or any of its subsidiaries in connection with the cessation of employment or service and for a purchase price per share of such capital stock not exceeding the original purchase price thereof; (4) incur, or permit the Company’s subsidiaries to incur, or issue, or permit the Company’s subsidiaries to issue, any indebtedness for borrowed money, including obligations (whether or not contingent), under guaranties, or loans or debt securities, including equity-linked or convertible debt securities; (5) declare or pay any dividend on any stock junior to the Series A Preferred Stock; or (6) enter into, or permit the Company’s subsidiaries to enter into, any agreement, arrangement or understanding providing for any of the actions described in Items (1) — (5) above.

Redemption

The Company, at the option of the Board, may at any time or from time to time upon not less than 10 business days’ notice, redeem the whole or any part of the outstanding Series A Preferred Stock at a per share price of $1,000, subject to adjustment, plus all accumulated and unpaid dividends (the “Series A Redemption Price”).

If the Company closes on the issuance or sale of the Company’s Common Stock or equivalents, including, without limitation, pursuant to an equity line of credit facility, a registered offering, a private investment in public equity or otherwise, resulting in net proceeds to the Company in excess of $5 million, each holder of Series A Preferred Stock will have the right to cause the Company to apply up to 30% of the aggregate net proceeds from such issuance or sale, to the redemption of any or all of such holder’s Series A Preferred Stock at the Series A Redemption Price.

Reissuance

No share or shares of Series A Preferred Stock acquired by the Company by reason of conversion, redemption, repurchase or otherwise will be reissued as Series A Preferred Stock, and all such acquired shares will be retired and cancelled and will become authorized but unissued and undesignated Preferred Stock.

Warrants

As of March 15, 2023, there were outstanding 5,223,575 Public Warrants and 5,817,757 private placement warrants (the “May 2022 Private Placement Warrants”), each of which were assumed in connection with the Transaction and entitle the warrant holder to purchase on share of Common Stock, and 2,406,242 warrants to purchase 4,812,484 shares of Common Stock issued pursuant to a Securities Purchase Agreement, dated January 2, 2023, between the Company and the purchasers named therein (the “2023 PIPE Warrants” and, together with the May 2022 Private Placement Warrants, the “Private Placement Warrants”).

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on June 19, 2022. Pursuant to the Warrant Agreement, a warrant holder may exercise its Public Warrants only for a whole number of shares of Common Stock. The Public Warrants will expire on May 19, 2027, or earlier upon redemption or liquidation.

Registration of Shares of Common Stock Underlying Public Warrants

The Company will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations described below with respect to registration. No Public Warrant will be exercisable, and the Company will not be obligated to issue shares of Common Stock upon exercise of a Public Warrant unless the Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrant. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant, and such Public Warrant t will have no value and expire worthless. In no event will the Company be required to net cash settle any Public Warrant.

The Company has filed with the SEC a registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants, and such registration statement became effective on June 24, 2022. The Company has agreed to maintain a current prospectus relating to those shares of Common Stock until the Public Warrants expire or are redeemed, as specified in the Warrant Agreement. During any period when the Company will have failed to maintain an effective registration statement with respect to the exercise of the Public Warrants, warrant holders may exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities

Act, or another exemption. Notwithstanding the above, if the Company’s Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash

Once the Public Warrants become exercisable, the Company may call such warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable, the Company may not exercise its redemption right if the issuance of shares of Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each holder of a Public Warrant will be entitled to exercise its Public Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If the Company calls the warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” In determining whether to require all Public Warrant holders to exercise their Public Warrants on a “cashless basis,” the Company’s management will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of warrants. If the Company takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) of Common Stock over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” means the average reported last sale price of the Company’s Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If the Company takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. The Company believes this feature is an attractive option to us if the Company does not need the cash from the exercise of the warrants. If the Company calls the Public Warrants for redemption and does not take advantage of this option, the Company’s initial purchasers and their permitted transferees would still be entitled to exercise their May 2022 Private Placement Warrants for cash or on a cashless basis using the same formula described above that holders of Public Warrants would have been required to use had the holders of all Public Warrants and May 2022 Private Placement Warrants been required to exercise their Public Warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of the Company’s Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes: (i) if the rights offering is for securities convertible into or exercisable for shares of the Company’s Common Stock, in determining the price payable for the Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “fair market value” means the volume weighted average price of Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of the Company’s Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of the Company’s capital stock into which the Public Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the exercise price of the Public Warrants will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the exercise price of the Public Warrant will be adjusted by multiplying the exercise price of the Public Warrant immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrant immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of the Company’s Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised its Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the exercise price of the Public Warrant will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the Public Warrants. This formula is to compensate the warrant holder for the loss of the option value portion of the Public Warrant due to the requirement that the warrant holder exercise the Public Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants have been issued in registered form under the Warrant Agreement. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the Report of which this exhibit forms a part, for a complete description of the terms and conditions applicable to the Public Warrants. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder thereof to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then-outstanding Public Warrants and, solely with respect to any amendment to the terms of the May 2022 Private Placement Warrants, a majority of the then-outstanding May 2022 Private Placement Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The holders of such Public Warrants do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their Public Warrants and receive shares of the Company’s Common Stock. After the issuance of shares of the Company’s Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the Public Warrant holder. The Company has agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the Company irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. In addition, the Warrant Agreement provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

Private Placement Warrants

May 2022 Private Placement Warrants

The May 2022 Private Placement Warrants (including the Common Stock issuable upon exercise of the May 2022 Private Placement Warrants) are transferable, assignable or salable and they will not be redeemable by the Company for cash so long as they are held by the initial purchasers or their permitted transferees.

The initial purchasers of the May 2022 Private Placement Warrants, or their permitted transferees, have the option to exercise the May 2022 Private Placement Warrants on a cashless basis. Except as described in this section, the May 2022 Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the May 2022 Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the May 2022 Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

2023 PIPE Warrants

Each 2023 PIPE Warrant entitles the registered holder to purchase two shares of Common Stock at an exercise price of $1.23 per 2023 PIPE Warrant. The 2023 PIPE Warrants expire on January 4, 2028 and are subject to customary adjustments. The 2023 PIPE Warrants also contain beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but in no event may such beneficial ownership limitation exceed 19.99% of the number of shares of the Company’s Common Stock outstanding (the “Cap”). The Company has agreed to consult with The Nasdaq Stock Market LLC (the “Trading Market”) to determine whether approval of the Company’s stockholders is required to eliminate or increase the Cap. To the extent the Trading Market indicates that stockholder approval is required to eliminate or increase the Cap, the Company has agreed to submit a resolution to eliminate or increase the Cap to the Company’s stockholders as promptly as practical at an annual or special meeting of the Company’s stockholders, but not later than July 31, 2023. The Company filed with the SEC a registration statement covering the shares of Common Stock issuable upon exercise of the 2023 PIPE Warrants, and such registration statement became effective on February 10, 2023.

Provisions that Have or May Have the Effect of Delaying or Prohibiting a Change in Control

Classified Board

The Charter divides the Board into three classes with three directors being elected in each year and each class (except for those directors initially appointed as Class I and Class II directors) serving a three-year term. The initial Class I directors’ term will expire at the annual general meeting for the fiscal year ending in 2023, the initial Class II directors’ term will expire at the annual general meeting for the fiscal year ending in 2024, and the initial Class III directors’ term will expire at the annual general meeting for the fiscal year ending in 2025.

Removal of Directors

The Charter provides that a director may be removed from office only for cause and by the affirmative vote of a majority of the total voting power of the Company’s outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Subject to applicable law, however, if the Board were to establish a series of Preferred Stock and provide that series with the right to elect a director in the preferred stock designation, that director could be removed only by the holders of a majority of the shares of that series of Preferred Stock.

Exclusive Forum for Certain Lawsuits

The Charter provides that unless the Company consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of the Company to the Company or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the Charter and the Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then the United States District Court for the District of Delaware or another court of the State of Delaware). The Charter also provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Special Meeting of Stockholders

Subject to the special rights, if any, of the holders of any series of Preferred Stock, a special meeting of the stockholders may be called only by or at the direction of the Board, the Chairperson of the Board or the Chief Executive Officer of the Company, and not by any other person or persons.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the Company’s secretary at its principal executive offices not later than the close of business on the 90th day, nor earlier than the opening of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in the Company’s annual proxy statement must comply with the notice periods contained therein. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Action by Written Consent

The Charter provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting and may not be taken by written consent except that any preferred stock designation may provide that holders of the designated series of Preferred Stock may act by written consent.

Authorized but Unissued Shares of Common Stock and Preferred Stock

The Company’s authorized but unissued Common Stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation on Liability and Indemnification of Directors and Officers

The Charter provides that no director will be personally liable to the Company or its stockholders, to the fullest extent permitted by the DGCL, for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to further eliminate or limit the liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision of the Charter will be prospective only and not adversely affect any right or protection of a director with respect to events occurring prior to the time of such repeal or modification.

The Bylaws also permit the Company to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. The Company has or will purchase a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures the Company against its obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Common Stock or restricted warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Common Stock or restricted warrants for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of Common Stock then outstanding; or

•	the average weekly reported trading volume of Common Stock or warrants, as applicable, during the four calendar weeks preceding the date on which notice of the sale if filed with the SEC.

Sales by affiliates of the Company’s Common Stock or warrants under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

The Company is no longer a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

Transfer Agent and Warrant Agent

Continental Stock Transfer & Trust Company is the transfer agent for the Company’s Common Stock and the warrant agent for the Public Warrants.

Trading Symbol and Market

The Company’s Common Stock and Public Warrants are listed on Nasdaq under the symbols “CMRA” and “CMRAW,” respectively.